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                                                                      EXHIBIT 99

                                  RISK FACTORS

         The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in the Annual Report on Form 10-K to which this document is an exhibit and presented elsewhere by management from time to time. Such factors, among others, may have a material adverse effect on our business, financial condition, and results of operations and you should carefully consider them. It is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete statement of all our potential risks or uncertainties. Because of these and other factors, past performance should not be considered an indication of future performance.

Our ability to contain health care costs and implement increases in premium rates affects our profitability.

     Our profitability depends in large part on accurately predicting health care costs and on our ability to manage future health care costs through underwriting criteria, utilization management, product design and negotiation of favorable provider contracts. The aging of the population and other demographic characteristics and advances in medical technology continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Medicaid reimbursement have also caused the private sector to bear a greater share of increasing health care costs. Changes in health care practices, inflation, new technologies, the cost of prescription drugs, clusters of high cost cases, changes in the regulatory environment and numerous other factors affecting the cost of health care are beyond any health plan's control and may adversely affect our ability to predict and manage health care costs, as well as our business, financial condition and results of operations.

     In addition to the challenge of managing health care costs, we face pressure to contain premium prices. Our customer contracts may be subject to renegotiation as customers seek to contain their costs. Alternatively, our customers may move to a competitor to obtain more favorable premiums. Fiscal concerns regarding the continued viability of programs such as Medicare and Medicaid may cause decreasing reimbursement rates for government-sponsored programs. A limitation on our ability to increase or maintain our premium levels could adversely affect our business, financial condition and results of operations.

Our reserves for policy benefits may prove inadequate.

     The reserves we establish for health insurance policy benefits and other contractual rights and benefits are based upon assumptions concerning a number of factors, including trends in health care costs, enrollment in our plans, expenses, general economic conditions and other

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factors. Actual experience will likely differ from assumed experience, and to the extent the actual claims experience is less favorable than estimated based on our underlying assumptions, our incurred losses would increase and future earnings could be adversely affected.

Our profitability may be adversely affected if we are unable to maintain our current provider agreements and to enter into other appropriate agreements.

     Our profitability is dependent upon our ability to contract on favorable terms with hospitals, physicians and other health benefits providers. The failure to maintain or to secure new cost-effective health care provider contracts may result in a loss in membership or higher medical costs. In addition, our inability to contract with providers, or the inability of providers to provide adequate care, could adversely affect our business.

A reduction in the enrollment in our health benefits programs could have an adverse effect on our business and profitability.

     A reduction in the number of enrollees in our health benefits programs could adversely affect our business, financial condition and results of operations. Factors that could contribute to a reduction in enrollment include:

     .   failure to obtain new customers or retain existing customers;
     .   premium increases and benefit changes;
     .   our exit from a specific market;
     .   reductions in workforce by existing customers;
     .   negative publicity and news coverage;
     .   failure to attain or maintain nationally-recognized accreditations; and
     .   general economic downturn that results in business failures.

The health benefits industry is subject to negative publicity, which can adversely affect our profitability.

     The health benefits industry is subject to negative publicity. Negative publicity may result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our profitability by:

     .   adversely affecting our ability to market our products and services;
     .   requiring us to change our products and services; or
     .   increasing the regulatory burdens under which we operate.

     In addition, as long as we use the Blue Cross Blue Shield, or BCBS, names and marks in marketing our health benefits products and services, any negative publicity concerning the Blue

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Cross Blue Shield Association, or BCBSA, or other BCBSA licensees may adversely affect us and the sale of our health benefits products and services.

Changes in state and federal regulations may affect our business, financial condition and results of operations.

     Our insurance and HMO subsidiaries are subject to extensive regulation and supervision by the insurance regulatory authorities of each state in which they are licensed or authorized, as well as to regulation by federal and local agencies. See "Business -- Regulation" in the Annual Report on Form 10-K to which this document is an exhibit. We cannot assure you that future regulatory action by state insurance authorities will not have a material adverse effect on the profitability or marketability of our health benefits or managed care products or on our business, financial condition and results of operations. In addition, because of our participation in government-sponsored programs such as Medicare and Medicaid, changes in government regulations or policy with respect to, among other things, reimbursement levels, could also adversely affect our business, financial condition and results of operations.

     Moreover, state legislatures and Congress continue to focus on health care issues. Congress is considering various forms of Patients' Bill of Rights legislation which, if adopted, could fundamentally alter the treatment of coverage decisions under the Employee Retirement Income Security Act of 1974, or ERISA. Additionally, there recently have been legislative attempts to limit ERISA's preemptive effect on state laws. If adopted, such limitations could increase our liability exposure and could permit greater state regulation of our operations. Other proposed bills and regulations at state and federal levels may impact certain aspects of our business, including provider contracting, claims payments and processing and confidentiality of health information. While we cannot predict if any of these initiatives will ultimately become effective or, if enacted, what their terms will be, their enactment could increase our costs, expose us to expanded liability or require us to revise the ways in which we conduct business. Further, as we continue to implement our e-business initiatives, uncertainty surrounding the regulatory authority and requirements in this area may make it difficult to ensure compliance.

We face risks related to litigation.

     We may be a party to a variety of legal actions that affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims and intellectual property related litigation. In addition, because of the nature of our business, we are subject to a variety of legal actions relating to our business operations, including the design, management and offering of our products and services. These could include:

     .   claims relating to the denial of health care benefits;
     .   medical malpractice actions;
     .   allegations of anti-competitive and unfair business activities;

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     .   provider disputes over compensation and termination of provider contracts;
     .   disputes related to self-funded business;
     .   disputes over co-payment calculations;
     .   claims related to the failure to disclose certain business practices;
         and
     .   claims relating to customer audits and contract performance.

     A number of class action lawsuits have been filed against us and certain of our competitors in the managed care business. The suits are purported class actions on behalf of certain of our managed care members and network providers for alleged breaches of various state and federal laws. For more information about these and other lawsuits filed against us, see "Legal Proceedings--Litigation" in the Annual Report on Form 10-K to which this document is an exhibit. While we intend to defend these suits vigorously, we will incur expenses in the defense of these suits and we cannot predict their outcome.

     Recent court decisions and legislative activity may increase our exposure for any of these types of claims. In some cases, substantial non-economic, treble or punitive damages may be sought. We currently have insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage or the amount of insurance may not be enough to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

     We have also received subpoenas from the Office of Inspector General, or OIG, related to our Medicare fiscal intermediary Part A and Part B operations and our Federal Employee Program operations. See "Legal Proceedings--Other Contingencies" in the Annual Report on Form 10-K to which this document is an exhibit.

We are using the Blue Cross and Blue Shield names and marks as identifiers for our products and services under licenses from the Blue Cross Blue Shield Association. The termination of these license agreements could adversely affect our business, financial condition and results of operations.

     We are a party to license agreements with the BCBSA that entitle us to the exclusive use of the BCBS names and marks in the states of Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Maine, Colorado and Nevada. The license agreements contain certain requirements and restrictions regarding the operations of Anthem and our use of the BCBS names and marks, including:

     .   minimum capital and liquidity requirements;
     .   enrollment and customer service performance requirements;
     . participation in programs which provide portability of membership between plans;
     . disclosures to the BCBSA relating to enrollment and financial conditions;

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     .   disclosures as to the structure of the BCBS system in contracts with third parties and in public statements;
     .   plan governance requirements;
     . a requirement that at least 80% of a licensee's annual combined net revenue attributable to health care plans within its service area must be sold, marketed, administered or underwritten under the BCBS names and marks;
     . a requirement that neither a plan nor any of its licensed affiliates may permit an entity other than a plan or a licensed affiliate to obtain control of the plan or the licensed affiliate or to acquire a substantial portion of its assets related to licensable services;
     . a requirement that we guarantee the contractual and financial obligations of our licensed affiliates; and
     . a requirement that we indemnify the BCBSA against any claims asserted against it resulting from the contractual and financial obligations of AdminaStar Federal, our subsidiary which serves as a fiscal intermediary providing administrative services for Medicare Parts A and B.

We believe that we and our licensed affiliates are currently in compliance with these standards.

     Upon the occurrence of an event causing termination of the license agreements, we would no longer have the right to use the BCBS names and marks in one or more of Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Maine, Colorado and Nevada. Furthermore, BCBSA would be free to issue a license to use the BCBS names and marks in these states to another entity. Events which could cause the termination of a license agreement with BCBSA include failure to comply with minimum capital requirements imposed by the BCBSA, a change of control or violation of the BCBSA ownership limitations on our capital stock, impending financial insolvency, the appointment of a trustee or receiver or the commencement of any action against Anthem seeking its dissolution. We believe that the BCBS names and marks are valuable identifiers of our products and services in the marketplace. Accordingly, termination of the license agreements could have a material adverse effect on our business, financial condition and results of operations.

Our insurance and HMO subsidiaries are subject to risk-based capital requirements. Our failure to meet these standards could subject us to regulatory actions.

     Anthem Insurance and our other insurance and HMO subsidiaries are subject to risk-based capital, or RBC, standards, imposed by their states of domicile. These laws are based on the RBC Model Act adopted by the National Association of Insurance Commissioners, or NAIC, and require our regulated subsidiaries to report their results of risk-based capital calculations to the departments of insurance and the NAIC. Failure to maintain the minimum RBC standards could subject our regulated subsidiaries to corrective action, including state supervision or liquidation. Anthem Insurance and our other insurance and HMO subsidiaries are currently in compliance with the risk-based capital requirements imposed by their respective states of domicile.

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Compliance with the requirements of the Health Insurance Portability and
Accountability Act of 1996, or HIPAA, is expected to be costly.

     In December 2000, the Department of Health and Human Services, known as HHS, promulgated certain regulations under HIPAA related to the privacy of individually identifiable health information, or protected health information. These regulations require health plans, clearinghouses and providers to:

     . comply with various requirements and restrictions related to the use, storage and disclosure of protected health information;
     . adopt rigorous internal procedures to guard protected health information; and
     . enter into specific written agreements with business associates to whom protected health information is disclosed.

     The regulations establish significant criminal penalties and civil sanctions for noncompliance. In addition, the regulations could expose us to additional liability for, among other things, violations by our business associates. We must comply with the new regulations by April 14, 2003. We believe the costs required to comply with the regulations could be material.

Regional concentrations of our business may subject us to economic downturns in those states.

     Our operating segments include regional companies located in the Midwest, East and West, with most of our revenues generated in the states of Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Maine, Colorado and Nevada. Due to this concentration of business in a small number of states, we are exposed to potential losses resulting from the risk of an economic downturn in these states. If economic conditions in these states deteriorate, we may experience a reduction in existing and new business, which may have a material adverse effect on our business, financial condition and results of operations.

A downgrade in our ratings may adversely affect our business, financial condition and results of operations.

     Claims paying ability and financial strength ratings by recognized rating organizations have become an increasingly important factor in establishing the competitive position of insurance companies and health benefits companies. Rating organizations continue to review the financial performance and condition of insurers, including Anthem Insurance and our other regulated subsidiaries. Each of the rating agencies reviews its ratings periodically and there can be no assurance that current ratings will be maintained in the future. We believe our strong ratings are an important factor in marketing our products to our customers, since ratings information is broadly disseminated and generally used throughout the industry. If our ratings are downgraded or placed under surveillance or review, with possible negative implications, the downgrade, surveillance or review could adversely affect our business, financial condition and results of

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operations. Our ratings reflect each rating agency's opinion of our financial strength, operating performance and ability to meet our obligations to policyholders, and are not evaluations directed toward the protection of investors in our common stock or Equity Security Units.

Our investment portfolio is subject to varying economic and market conditions, as well as regulation.

     Our investment portfolio consists primarily of fixed maturity securities, indexed mutual funds, short-term investments, cash and other investments. The market value of our investments varies from time to time depending on economic and market conditions. For various reasons, we may sell certain of our investments at prices that are less than the carrying value of the investments. In addition, in periods of declining interest rates, bond calls and mortgage loan prepayments generally increase, resulting in the reinvestment of these funds at the then lower market rates. Although there have been adverse economic conditions over the last several quarters, Anthem's liquidity has not been impacted in a negative manner. Our fixed maturity portfolio has an average credit rating of approximately double-A, and the equity securities portfolio is currently invested in S&P 500 and S&P 400 index mutual funds. We cannot assure you that our investment portfolio will produce positive returns in future periods.

     Our regulated subsidiaries are subject to state laws and regulations that require diversification of our investment portfolios and limit the amount of investments in certain investment categories, such as below-investment-grade fixed income securities, mortgage loans, real estate and equity investments. Failure to comply with these laws and regulations might cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and risk-based capital, and, in some instances, require the sale of those investments.

As a Medicare fiscal intermediary, we are subject to complex regulations. If we fail to comply with these regulations, we may be exposed to criminal sanctions and significant civil penalties.

     Anthem, like a number of other BCBS companies, serves as a fiscal intermediary for the Medicare program, which generally provides coverage for persons who are 65 or older and for persons with end-stage renal disease. Part A of the Medicare program provides coverage for services provided by hospitals, skilled nursing facilities and other health care facilities. Part B of the Medicare program provides coverage for services provided by physicians, physical and occupational therapists and other professional providers. Anthem serves as a fiscal intermediary for Medicare Part A for Indiana, Kentucky, Ohio, Illinois, New Hampshire, Maine, Vermont and Massachusetts and as a fiscal intermediary for Medicare Part B for Indiana and Kentucky. As a fiscal intermediary for these programs, we receive reimbursement for certain costs and expenditures, which is subject to adjustment upon audit by the federal Centers for Medicare and Medicaid Services, or CMS, formerly the Health Care Financing Administration, or HCFA. The laws and regulations governing fiscal intermediaries for the Medicare program are complex,

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subject to interpretation and can expose a fiscal intermediary to penalties for non-compliance. Fiscal intermediaries may be subject to criminal fines, civil penalties or other sanctions as a result of such audits or reviews. In the fourth quarter of 1999, one of our subsidiaries reached a settlement agreement with the federal government in the amount of $41.9 million to resolve an investigation into the Medicare fiscal intermediary operations of a predecessor of the subsidiary. The period investigated was before we acquired the subsidiary. While we believe that we are in compliance in all material respects with the regulations governing fiscal intermediaries, there are ongoing reviews by the federal government of our activities under certain of our Medicare fiscal intermediary contracts. One of our subsidiaries, AdminaStar Federal, Inc., has received several subpoenas from the OIG, Health and Human Services, and from the U.S. Department of Justice seeking documents and information concerning its responsibilities as a Medicare Part B contractor in its Kentucky office, and requesting certain financial records from AdminaStar Federal, Inc. and from us related to our Medicare fiscal intermediary Part A and Part B operations. For additional information, see "Legal Proceedings--Other Contingencies" in the Annual Report on Form 10-K to which this document is an exhibit.

We face significant competition from other health benefits companies.

     As a health benefits company, we operate in a highly competitive environment and in an industry that is currently subject to significant changes from business consolidations, new strategic alliances, legislative reform, aggressive marketing practices by other health benefits organizations and market pressures brought about by an informed and organized customer base, particularly among large employers. This environment has produced and will likely continue to produce significant pressures on the profitability of health benefits companies. Many of our competitors are larger and have greater financial and other resources. In addition, the Gramm-Leach-Bliley Act, which gives banks and other financial institutions the ability to affiliate with insurance companies, could result in new competitors with significant financial resources entering our markets. We cannot assure you that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us will not materially and adversely affect our business, financial condition and results of operations. For a more detailed discussion of our competition, please refer to "Business--Competition" in the Annual Report on Form 10-K to which this document is an exhibit.

Acquisitions we have made or may make in the future may not be successful, which could cause our business and future growth prospects to suffer.

     We have built a significant portion of our current business through mergers and acquisitions and we expect to pursue acquisitions in the future. The following are some of the risks associated with acquisitions that could have a material adverse effect on our business, financial condition and results of operations:

     . some of the acquired businesses may not achieve anticipated revenues, earnings or cash flow;

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     .    we may assume liabilities that were not disclosed to us;
     . we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;
     . acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;
     . we may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our shareholders;
     .    we may also incur additional debt related to future acquisitions; and
     . we would be competing with other firms, many of which have greater financial and other resources, to acquire attractive companies.

     In addition, we have signed a definitive agreement with Blue Cross and Blue Shield of Kansas, or BCBS-KS, pursuant to which we agreed to acquire BCBS-KS. Under the agreement, BCBS-KS would demutualize and become a subsidiary of ours. However, on February 11, 2002, the Kansas Insurance Commissioner disapproved the proposed transaction, which had been previously approved by the BCBS-KS policyholders in January 2002. On February 19, 2002, the board of directors of BCBS-KS voted unanimously to appeal the Kansas Insurance Commissioner's decision and BCBS-KS will seek to have the decision overturned in Shawnee County District Court. We will join BCBS-KS in the appeal. We cannot predict the final outcome of this appeal.

The failure to effectively maintain and modernize our operations in an Internet environment could adversely affect our business.

     Our businesses depend significantly on effective information systems, and we have many different information systems for our various businesses. Our information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, and changing customer preferences. We may from time to time obtain significant portions of our systems-related or other services or facilities from independent third parties, which may make our operations vulnerable to such third parties' failure to perform adequately. As a result of our merger and acquisition activities we have acquired additional systems. Our failure to maintain effective and efficient information systems, or our failure to efficiently and effectively consolidate our information systems to eliminate redundant or obsolete applications, could have a material adverse effect on our business, financial condition and results of operations.

     Also, like many of our competitors in the health benefits industry, our vision for the future includes becoming a premier e-business organization by modernizing interactions with customers, brokers, agents, employees and other stakeholders through web-enabling technology and re-designing internal operations. We are developing our e-business strategy with the goal of becoming widely regarded as an e-business leader in the health benefits industry. The strategy includes not only sales and distribution of health products on the Internet, but also

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implementation of advanced self-service capabilities benefiting customers, agents, brokers, partners and employees. There can be no assurance that we will be able to successfully realize our e-business vision or integrate e-business operations with our current method of operations. The failure to develop successful e-business capabilities could result in competitive and cost disadvantages to us as compared to our competitors.

Our ability to meet our obligations may be affected by the limitation on dividends state insurance laws impose on our regulated subsidiaries.

     We are a holding company whose assets include all of the outstanding shares of common stock of Anthem Insurance. As a holding company, we depend on dividends from Anthem Insurance and its receipt of dividends from our other regulated subsidiaries. State insurance laws may restrict the ability of our regulated subsidiaries to pay dividends. For a discussion of these restrictions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Dividends from Subsidiaries" in the Annual Report on Form 10-K to which this document is an exhibit. Our ability to pay dividends in the future to our shareholders and meet our obligations, including paying operating expenses and debt service on the debentures and other debt, will depend upon the receipt of dividends from our subsidiaries. An inability of our subsidiaries to pay dividends in the future in an amount sufficient for us to meet our financial obligations may materially adversely affect our business, financial condition and results of operations.

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